

Mail Stop 7010

August 11, 2008

via U.S. mail and facsimile

Ms. Cathy A. Persin
Chief Financial Officer
Voyager Petroleum, Inc.
123 East Ogden Ave., Suite 102A
Hinsdale, IL 60521

       RE: Voyager Petroleum, Inc.
            Form 10-KSB for the Fiscal Year ended December 31, 2007
            Filed April 15, 2008
            Form 10-Q for the Quarterly Period ended March 31, 2008
            Filed May 20, 2008
            File No. 000-32737

Dear Ms. Persin:

      We have reviewed your response letter dated July 29, 2008, to our letter dated June 23, 2008, and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Explanatory Note

1. Please add a note in your explanatory note that you now present your operations in two reportable segments as disclosed in Note 15.

Intangible Assets, page F-9

2. We have reviewed your response to our prior comment 6 and have the following additional comments:

- You have provided us a net profit approach and gross profit approach for your impairment analysis of your patents. Please tell us how you determined these approaches are acceptable impairment analyses pursuant to paragraph 7 of SFAS 144, which states, "the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)."

- We note in your response, that you have determined that no impairment to your patents exists since you expect that the revenues from the sale of the resultant product, once it has been placed on the market, will completely recover the cost of these assets. Your analysis shows that you expect to sell 20,000 units a year for five years. Your response states the useful life of the patents began on February 1, 2003. Based on your inception to date column in your statement of operations, it appears that you have not sold any units during this time. In consideration that you have held these patents for almost five years without any sales and you do not currently have any licensing agreement or revenue sharing agreement in place to sell units, please provide us with a detailed analysis of how you determined that you will sell 20,000 units a year over a five year period and when you expect sales to commence.

- Your Film operating segment experienced operating losses of $191,812 and $348,952 in the years ended December 31, 2007 and December 31, 2006, respectively. Paragraph 8 of SFAS 144 states that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Specifically, the example in paragraph 8(e) is when a current-period operating or cash flow loss is combined with a history of operating or cash flow losses. In light of your operating losses in the Film segment in 2007 and 2006, tell us how these operating losses impacted your impairment analysis.

- Your response mentions that you will recover the costs of patents once it has been placed on the market. You have further disclosed on page 7 that you have entered into a contractual agreement with Applied Color Science so that they can proceed with the research and development, testing, evaluation and deployment of the technology underlying the patents. However, we note your disclosure that the agreement terminates on the earlier of October 6, 2008, the successful development of a functional prototype, or upon the mutual consent of the parties. We further note that you have not entered into a licensing agreement or a revenue sharing agreement with Applied Color Sciences. You disclose on page 3, that management intends to consider other alternatives for Silicon Film Technologies since it no longer fits the Company's long-term

business plan. In light of the above, please tell us how each of these facts
were considered based on the criteria contained in paragraph 8 of SFAS 144
to test for recoverability. In your response, please tell us your alternative
strategy to place the product in the market if you cannot renew your
agreement with Applied Color Science by the deadline or a licensing
agreement or revenue sharing agreement is not entered into.

Note 2. Correction of an Error, page F-11

3. We have reviewed your response to our prior comment 7 and have the following
   additional comments:
   - Your expanded disclosure on page F-11 states that the error occurred as the
     Company fair valued the warrant and expensed the fair value as if the warrant
     were a stock option and since these warrants were associated with a cash sale;
     no expenses should have been recognized. Expand your discussion of the
     nature of the warrants error. Your disclosure remains unclear to us, in that no
     expenses should have been recognized. Specifically, it is unclear how you
     have now accounted for the warrants. In light of this restatement causing a
     10.4% decrease in your net loss for the year ended December 31, 2007,
     expand your discussion of this error, including how this error was identified.
     In your expanded disclosure, discuss your considerations of EITF 00-19 on
     your accounting for warrants. Discuss the accounting entries that you
     originally booked and those that you entered to properly account for the
     warrants.
   - Please provide your accounting policy for warrants pursuant to the guidance
     contained in EITF 00-18 in Note 1 of your significant accounting policies.
   - Provide a discussion in Note 12 that describes the transaction that you issued
     the warrants, including the relevant terms of the transaction.
   - Please explain to us and disclose how you determined the aggregate intrinsic
     value of your outstanding warrants of 8,780,577 at December 31, 2007 is
     $5,000 in consideration that you also determined the aggregate intrinsic of
     your outstanding warrants at December 31, 2006 was $5,000 when you had
     1,166,666 warrants outstanding as presented in your table on page F-18.

Note 15. Segment Information, page F-21

4. We have reviewed your response and revised disclosures in response to our prior
   comment 10 and note the following items:
   - Our third bullet point asked you to expand your footnote to include amounts
     for each period for which an income statement is presented pursuant to
     paragraph 25 of SFAS 131. As such, please breakout your total assets per
     segment as of December 31, 2006.
   - In addition, provide revenue by segment for each period presented pursuant to
     paragraph 25 of SFAS 131. Further, your current disclosure of total

      consolidated revenues of $16,981 for the year ended December 31, 2007, is unclear in consideration that your total sales for the year ended December 31, 2007, in your statement of operations is $682,498.

- It is unclear to us how you addressed our fifth bullet point to expand your footnote disclosure to include revenues from single external customers that amount to 10% or more of your total revenues. Therefore, we repeat our prior comment to disclose revenue from single external customers that amount to 10% or more of your total revenues pursuant to paragraph 39 of SFAS 131.

Item 8A. Controls and Procedures, page 32

5. We have reviewed your response to our prior comment 11 and have the following comments.
   - We note your response that you determined the restatement is due to an isolated incident related to one specific type of transaction. However, we note this incident resulted in your net loss for the year ended December 31, 2007 decreasing from $5,225,834 to $4,680,725 or 10.4%. Please tell us how you determined that a change to your net income of 10.4% for the year ended December 31, 2007, is not material.
   - You have further responded that in order to prevent similar errors from occurring in the future, you have strengthened your controls and procedures by requiring a dialogue in every instance in which the Company is involved in a new type of transaction. As such, it appears that your restatement is a result of a material weakness in controls around new transactions. Please tell us your considerations of this on your overall assessment and how you determined that other transactions that you have entered into the first time have been accounted for properly.
   - Management must re-evaluate their original conclusions on the effectiveness of disclosure controls and procedures in all amended reports. Please expand your discussion under Item 8A to discuss your re-evaluation of your disclosure controls and procedures and how you determined these controls remain effective in light of your restatement. In your expanded disclosure, incorporate your response to the two bullet points above. Refer to Item 307 of Regulation S-K.
   - In light of your re-evaluation of your disclosure controls and procedures expand your discussion of changes in internal controls over financial reporting. Your current disclosure that there were no changes to our internal control over financial reporting appears to contradict your response to our prior comment 11 that you have strengthened your controls and procedures by requiring a dialogue in each new type of transaction. Refer to Item 308T(b).
   - Please provide your re-evaluation of your disclosure controls and procedures and any changes in your internal controls over financial reporting in each of your amended filings.

- Also provide your re-evaluation disclosures in Management's Report on Internal Control over Financial Reporting. Refer to Item 308T of Regulation S-K.

Consolidated Statement of Operations, page 3

6. We note in your response to our prior comment 5 that you reclassified the loss on abandonment of assets and gain on sale of equipment to operating expenses in your 2007 10-KSB and gain on sale of equipment to operating expenses in your March 31, 2008 10-Q. In light of these reclassifications, please tell us why you propose to present gain on sale of equipment and loss on abandonment of assets as non-operating items in your Form 10-QSB's for the quarterly periods ended June 30, 2007 and September 30, 2007.

Form 10-Q for the Quarterly Period ended March 31, 2008

Liquidity and Capital Resources, page 18

7. We have reviewed your response to our prior comment 12. Please confirm that you will provide a discussion in your future filings regarding your determination that your inventory balance is fully recoverable.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief